EXHIBIT 99.1

July 10, 2025

Sandstorm Gold Royalties Reports Second Quarter Sales and Record Revenue; Financial Results August 7

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm”, or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to report sales, revenue, and other preliminary figures for the second quarter ended June 30, 2025 (all figures in U.S. dollars).

Second Quarter Preliminary Results

During the three months ended June 30, 2025, the Company sold approximately 15,100 attributable gold equivalent ounces1 and realized record preliminary revenue2 of $51.4 million (17,414 attributable gold equivalent ounces and $41.4 million in revenue for the comparable period in 2024).

Preliminary cost of sales, excluding depletion2 for the three months ended June 30, 2025, was $5.3 million resulting in record cash operating margins1 of approximately $2,980 per attributable gold equivalent ounce1 ($4.7 million and $2,043 per attributable gold equivalent ounce for the comparable period in 2024, respectively).

As at June 30, 2025, the outstanding balance on the Company’s revolving credit facility was approximately $315 million with an undrawn and available balance of $310 million2.

Release Date and Conference Call Details

The Company will release its 2025 second quarter results on Thursday, August 7, 2025, after markets close. A conference call will be held on Friday, August 8, 2025, starting at 8:30am PDT to further discuss the results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154

Conference ID: 95114
Webcast URL: https://bit.ly/4nEGaJw

Note 1

Sandstorm Gold Royalties has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards” or “IFRS”) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

i.	As the Company’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Attributable gold equivalent ounces is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams, and other interests excluding gains and losses on dispositions. Attributable gold equivalent ounces is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s gold streams for the same respective period ([$51.4 million - $1.1 million]/$3,331 for the three months ended June 30, 2025, and [$41.4 million - $1.1 million]/$2,313 for the comparable period in 2024) and may be subject to change.

ii.	The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s gold streams (see item i above) for the same respective period. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion, by the number of attributable gold equivalent ounces ($5.3 million/15,100 attributable gold equivalent ounces for the three months ended June 30, 2025, and $4.7 million/17,414 attributable gold equivalent ounces for the comparable period in 2024).

Note 2
These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Kim Bergen
President & CEO	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to: the payment of the dividend and declaration of future dividends, including the timing and amount thereof; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.